UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs on the Addendum to the Cessation Commitment (TCC) for Refining signed with CADE

—

Rio de Janeiro, July 3, 2024 - Petróleo Brasileiro S.A.- Petrobras, in continuity to the Material Fact disclosed on May 22, 2024, informs that the Court of the Administrative Council for Economic Defense (”CADE”) and Petrobras signed an addendum to the Terms of Cessation Commitment (”TCC”) for Refining, signed in 2019, through which new obligations were agreed involving the activities carried out by Petrobras in the supply of oil and oil derivatives to third parties in Brazil.

The new obligations preserve the TCC's original objective of maintaining competitiveness in the refining market. The addendum also covers investigations initiated by CADE after the conclusion of the TCC in 2019, suspending these administrative investigations involving Petrobras.

Due to the obligation assumed with CADE, Petrobras made available to the market, through its website, the Guidelines for Marketing Petroleum (crude oil) to third parties for deliveries by sea, as follows:

Oil Marketing Guidelines for Deliveries by Sea

1. Petrobras must preserve and prioritize its financial results, seeking to maximize its value generation;

2.        Petrobras must seek to maximize value generation by always practicing competitive prices, aligned with the international market;

3. Aiming to maximize the Company’s value generation, the authority responsible for approving each transaction must base its decision on market references at the time of negotiation, including: (a) the counterparty's supply alternatives, and (b) the opportunity cost for Petrobras. The counterparty's alternative cost contemplates the main supply alternatives, while the opportunity cost for Petrobras is based on the Company's alternatives.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Phone: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act), which reflect only the Company's management’s expectations. The terms “anticipates,” “believes,” “expects,” “foresees,” “intends,” “plans,” “projects,” “aims,” “should,” as well as other similar terms, are intended to identify such forward-looking statements, which inherently involve risks or uncertainties, whether foreseen or not by the Company. Therefore, the future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information contained herein.

Among other agreed obligations, we highlight that Petrobras commits to offer, to any independent refinery located in Brazil, the possibility of entering a Frame Contract by which, according to the conditions established in the TCC, independent refineries will be guaranteed a minimum volume availability for oil to be delivered by sea during monthly trading periods, without any purchase commitment with Petrobras.

Additionally, Petrobras commits to present to CADE information, as defined in the Work Plan attached to the TCC, that allows verification of the non-discriminatory nature of the sale of oil (crude oil) to third parties and of Petrobras' commercial sale strategy for petroleum derivatives, demonstrating its adherence to the terms of the TCC and to the provisions of the Brazilian Competition Defense Law (Law 12,529/2011).

As already mentioned to the market, the obligations agreed in the Addendum to TCC for Refining are valid for 3 years and can be extended for the same period, and the addendum exempts Petrobras from continuing with the divestments in refinery which has not yet been concluded, as provided in the original agreement, despite the Company's best efforts.

Petrobras considers that the signing of the addendum to the TCC consolidates the cooperation efforts between CADE and the Company and is aligned with the current transition in the configuration of the Brazilian refining system.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Phone: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act), which reflect only the Company's management’s expectations. The terms “anticipates,” “believes,” “expects,” “foresees,” “intends,” “plans,” “projects,” “aims,” “should,” as well as other similar terms, are intended to identify such forward-looking statements, which inherently involve risks or uncertainties, whether foreseen or not by the Company. Therefore, the future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information contained herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 3, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Carlos Alberto Rechelo Neto

______________________________

Carlos Alberto Rechelo Neto

Chief Financial Officer and Investor Relations Officer